KBW

2006 Honor Roll and Seventh Annual Community Bank Investor Conference

August 2, 2006







Corporate Profile*

NASDAQ: WSBC

- **Founded in 1870**

- **$4.1 billion in assets**

- **Serving approximately: 179,000 deposit**
- **& 47,000 loan customers in 3 states**

- **81 offices, 1 lending office, & 128 ATM's**

- **$2.8 billion in trust assets**

- **Market capitalization: $675 million**

- **2006 average daily shares traded: 55,000**

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

* As of 6/30/06

Market Diversification


2004
2002
2002
2005
OHIO
UNITED STATES
WEST VIRGINIA
KENTUCKY
Portland
Celina
Wapakoneta
Millersburg
Pittsburgh
Weirton
Bellefontaine
Mount Vernon
New Philadelphia
Sidney
Cadiz
Mount Lebanon
Monroe
Winchester
Piqua
Urbana
Coshocton
Yorkville
Troy
Newark
St. Clairsville
Cambridge
Springfield
Zanesville
Wheeling
Richmond
Waynesburg
Woodsfield
Union
Dayton
Xenia
Fairborn
New Lexington
Caldwell
Lancaster
McConnelsville
New Martinsville
Middletown
Logan
Fairmont
Middlebourne
Wilmington
Chillicothe
Marietta
Athens
Vienna
West Union
Grafton
Fairfield
McArthur
Parkersburg
Hillsboro
Waverly
Wellston
Harrisville
New Milton
Philippi
Elizabeth
Pomeroy
Jackson
Evergreen
Point Pleasant
Grantsville
Glenville
Weston
Georgetown
Elkins
Spencer
West Union
Portsmouth
Gallipolis
Ripley
Sutton
Maysville
Vanceburg
Ironton
Flemingsburg
Clay
Glade View
Webster Springs
Cynthiana
Ashland
Huntington
Charleston
Summersville
Grayson
Frankfort

WesBanco

By all accounts, better.

97% Customer Satisfaction Rate

Loans & Deposits

LOANS 12/31/05



NON WV 54%

WV 46%

WV - $1,335 million

Non-WV - $1,586 million

WV - Branches – 45
Non-WV - Branches – 36

DEPOSITS 12/31/05



NON WV 36%

WV 64%

WV - $1,900 million

Non-WV - $1,091 million

WV – ATM's - 77
Non-WV - ATM's - 43

WesBanco
By all accounts, better.

*Excludes proforma sale of Ritchie County Branches

97% Customer Satisfaction Rate*

Market Demographics*

	WEST VIRGINIA	NEW MARKETS MONTGOMERY, CLARK & GREENE COUNTIES Dayton/Springfield, OH	NEW MARKET HAMILTON COUNTY Cincinnati, OH
Total Population *	1,815,354	844,909	814,611
Median Income *	$31,504	$43,535 [1]	$44,280
Per Capita Income *	$25,792	$31,282 [1]	$39,467

*Source: US Census Bureau – Income reported in 2004 inflation-adjusted dollars.

(1) Weighted average

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

2nd Quarter 2006 Financial Results

(dollars in thousands)	**2nd Quarter 6/30/2006**	2nd Quarter 6/30/2005	**% CHG**
Net income	**$ 11,261**	$ 11,258	**0.0%**
EPS - diluted	**0.52**	0.50	**4.0%**
Return on assets	**1.09%**	0.99%	**10.1%**
Return on equity	**10.83%**	10.66%	**1.6%**
Return on tangible equity	**16.70%**	16.45%	**1.5%**

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

2nd Quarter 2006 Financial Results

- Decrease in net interest income due to declining net interest margin and reduction in size of the balance sheet.
  - 1st quarter balance sheet repositioning contributed to a 14 basis point improvement in the 2nd quarter net interest margin.
- Increase in non-interest income of $2.5 million or 24.7%. Service charges up 53% from Free Checking Campaign and related activity fees.
- Decrease in non-interest expense of $500 thousand or 1.8% driven by 8% decline in personnel expenses and 10% reduction in FTE's.
- Compared to the 1st half of 2005, higher advertising costs resulted from the Free Checking Campaign.

WesBanco
By all accounts, better.
97% Customer Satisfaction Rate

Credit Quality



In thousands
Non-performing
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
0.60%
0.40%
0.20%
0.00%
0.30%
0.27%
0.27%
0.39%
0.41%
2Q05
3Q05
4Q05
1Q06
2Q06
Total non-performing assets
NPA's as a % of total assets



In thousands
Net charge-offs
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
0.60%
0.40%
0.20%
0.00%
0.24%
0.27%
0.50%
0.18%
0.54%
2Q05
3Q05
4Q05
1Q06
2Q06
Total Charge-offs
Net charge-off %

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

Core Non-interest Income as a % of Core Operating Revenue*



In thousands

* Amounts presented are other than that provided by GAAP and excludes $8.0 million of other-than-temporary impairment losses on securities and a gain of $2.5 million on the sale of branches in the 1Q06.

Branch Optimization

- **West Virginia Markets:**
  - Parkersburg-Marietta - sold 4 branches in Ritchie County; constructing new banking center in Marietta; merging 3 existing locations into the new center.
  - North Central - Opened new banking center in Kingwood.
  - Upper Ohio Valley – signed letter of intent to construct a new banking center in the Wheeling – Highlands area.

- **Ohio Markets:**
  - Upper Ohio Valley - Consolidating 3 branches into a new banking center in Barnesville, Ohio.
  - Columbus – opened new banking center in Bexley; in process of constructing new banking centers in Gahanna and Reynoldsburg; closed branch in Stoneridge.
  - Cincinnati – closed LPO and consolidated 2 mortgage back-office operations into 1 office.

Shares Repurchased vs. Capital Levels



* 2004 repurchases limited due to SEC rules on blackout periods surrounding acquisitions

Stock Performance - Cumulative Return



Key Investor Messages

- Increased dividend in February 2006 – 21 consecutive years of dividend increases.
- Dividend yield of 3.6%.
- Announced new 1 million share repurchase authorization.
  - Repurchased approximately 1.4 million share in 2005.
- Tangible capital after balance sheet reduction supportive of additional share repurchases and acquisition strategy.
- Balance sheet restructuring to reduce interest rate sensitivity to higher rates.
- Customer satisfaction and other retail initiatives, including "Free Checking Campaign."
- Wealth and Trust management growth.
  - Assets under management $2.8 billion at 6/30/06 compared to $2.6 billion at 12/31/05.

Key Investor Messages

- Cost control and FTE reduction.

  - Reduction of 135 FTE's in one year.

- Service charge income and alternative fee income growth.

  - Improved overdraft product.

  - Growth in securities / insurance product lines.

- Focus on credit quality "instead of growth for growth's sake."

  - Sale or exit of lower profitability / higher risk loans – over $100 million in the past year. Also, assisted in reducing interest rate risk.

  - Focus on loan spreads – difficult in competitive markets.

  - Focus on commercial loan growth – adding resources and technology.

- Branch optimization – Closure/sale of low growth branches while opening new offices in higher growth areas and consolidating existing locations to improve efficiency.

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

Forward-looking Disclosure

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this presentation should be read in conjunction with WesBanco's 2005 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), which is available at the SEC's website www.sec.gov or at WesBanco's website, www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's 2005 Annual Report on Form 10-K and 1st quarter 2006 Form 10-Q filed with the SEC under the section "Risk Factors". Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including without limitation, the effects of changing regional and national economic conditions; changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to WesBanco and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, Federal Deposit Insurance Corporation, the SEC, the National Association of Securities Dealers and other regulatory bodies; potential legislative and federal and state regulatory actions and reform adverse decisions of federal and state courts; competitive conditions in the financial services industry; rapidly changing technology affecting financial services and/or other external developments materially impacting WesBanco's operational and financial performance. WesBanco does not assume any duty to update forward-looking statements.